                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D. C.  20549


                             FORM 11-K



(Mark One)

     [X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
	For the fiscal year ended December 31, 1995


                                  OR


     [ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
	For the transition period from ________ to ________


Commission file number 1-905




     A.	Full title of the plan and the address of the plan,
	if different from that of the issuer named below:



                   PENNSYLVANIA POWER & LIGHT COMPANY
                     EMPLOYEE STOCK OWNERSHIP PLAN



     B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:



                          PP&L RESOURCES, INC.
                         TWO NORTH NINTH STREET
                   ALLENTOWN, PENNSYLVANIA  18101-1179

                             Thirty South Seventeenth Street
                             Philadelphia, PA  19103-4094
                             Telephone (215) 575-5000

Price Waterhouse LLP                     (logo appears here)

                Report of Independent Accountants

June 25, 1996

To the Employee Benefit Plan Board of
Pennsylvania Power & Light Company

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pennsylvania Power & Light Company Employee Stock Ownership Plan (the Plan) at December 31, 1995, and the changes in net assets available for benefits for the year, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Pennsylvania Power & Light Company Employee Stock Ownership Plan for the year ended December 31, 1994 were audited by other independent accountants whose report dated March 10, 1995 expressed an unqualified opinion on those statements.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(Price Waterhouse signature)

(Deloitte & Touche LLP logo appears here)

                    Two Hilton Court
                    P. O. Box 319
                    Parsippany, New Jersey 07054-0319

                    Telephone: (201) 631-7000
                    Facsimile: (201) 631-7459


INDEPENDENT AUDITORS' REPORT

To the Employee Benefit Plan Board of
Pennsylvania Power & Light Company

We have audited the accompanying statement of net assets available for benefits of the Pennsylvania Power & Light Company Employee Stock Ownership Plan as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.



(signed Deloitte & Touche LLP)

March 10, 1995


(D&T Logo appears here)

PENNSYLVANIA POWER & LIGHT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995 AND 1994
                      ASSETS                                1995                1994
INVESTMENT - Common stock, at fair value;
  PP&L Resources, Inc., cost $95,240,168
    (5,851,428 shares)                                   $146,285,700
  Pennsylvania Power & Light Company cost
    $93,256,689 (5,840,770 shares)                                           $110,974,630

DIVIDENDS RECEIVABLE...................................     2,340,352           2,299,512
                                                          148,626,052         113,274,142


                   LIABILITIES

DIVIDENDS PAYABLE TO PARTICIPANTS..........                 2,340,352           2,299,512
NET ASSETS AVAILABLE FOR BENEFITS
  (100% VESTED)........................................  $146,285,700        $110,974,630





















See Notes to Financial Statements.

PENNSYLVANIA POWER & LIGHT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                                                          1995              1994
INCREASES:
  Employer contributions.............................    $6,706,046        $6,859,103
  Dividend income....................................     9,496,308         9,253,150
  Unrealized appreciation of
    investment (Note 5)..............................    33,327,591
  Realized gain on sale of stock
    (1995 proceeds $3,282,871, cost
    $2,436,784; 1994 proceeds $1,194,149,
    cost $894,542)...................................       846,087           299,607

      Total increases................................    50,376,032        16,411,860

DECREASES:
  Dividend distributions to participants.............     9,496,308         9,253,150
  Distributions of stock and cash
    to active and terminated
    participants.....................................     5,568,654         2,466,913
  Unrealized depreciation of
    investment (Note 5)................................................    45,070,959

      Total decreases................................    15,064,962        56,791,022

NET INCREASE(DECREASE) ..............................    35,311,070       (40,379,162)

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR..................................   110,974,630       151,353,792
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR........................................  $146,285,700      $110,974,630









See Notes to Financial Statements.

                     PENNSYLVANIA POWER & LIGHT COMPANY
                       EMPLOYEE STOCK OWNERSHIP PLAN

                       NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

	The Pennsylvania Power & Light Company Employee Stock Ownership Plan
(Plan) was adopted effective January 1, 1975 and most recently amended effective January 1, 1996. Effective April 27, 1995, PP&L Resources,
Inc. (Resources), became the parent holding company of Pennsylvania
Power & Light Company (PP&L). As of the effective date, the holders of PP&L common stock, including the Plan, became holders of Resources common stock and the stock certificates representing PP&L common stock represent Resources' common stock. The Plan's cost basis for its investment was not affected by this change from PP&L common stock to Resources' common stock. Through April 1995, contributions to the Plan were used to purchase for employees shares of common stock of PP&L. Effective April 27, 1995, amounts contributed to the Plan are used to purchase for employees shares of common stock of Resources.

	The Plan requires that dividends on shares credited to participants' accounts be paid in cash. Under existing income tax laws, PP&L or Resources is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings
(dividend-based contribution) to the Plan. The dividend-based contribution is used to buy shares of Resources' common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.

	Substantially all full-time employees of PP&L who have completed one year of service are eligible to participate in the Plan. All amounts contributed to the Plan are invested in shares of common stock of Resources. The shares of common stock purchased with the dividend-based contribution are allocated to participants' accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

	The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law. All shares of common stock credited to a participant's account are 100% vested and
nonforfeitable, but cannot be pledged as security by 	the employee.
Stock certificates representing shares in the Plan are held by the Trustee.

	Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least
84 months prior to the end of the Plan year in which the election is made. Participants so electing receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal or may make a rollover to a qualified plan.

	Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw a limited number of shares added to their accounts after December 31, 1986. For the first five years after meeting the requirement participants may withdraw up to an aggregate of 25% of such shares. In the sixth year qualified participants may withdraw up to an aggregate of 50% of such shares.

	Upon termination of service with PP&L, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them or may make a rollover to a qualified plan. Participants who terminate service with PP&L and whose account balance exceeds $3,500 may defer distribution of the shares of stock in the account until the earlier of age 65 or death. Participants who terminate service with PP&L on or after age
55 may defer distribution of the shares of stock in the account up to April 1 of the year following the year in which the participant attains the age of 70-1/2.

	A 10% federal excise tax is applicable to withdrawals from the Plan made, generally, before a participant reaches age 59-1/2.

	Resources has reserved the right to amend or terminate the Plan at any time by or pursuant to action of its Board of Directors. Upon termination of the Plan a procedure for distribution of all shares to participants would be established.

	The Plan complies with provisions of the Employee Retirement Income Security Act of 1974.

2.	SIGNIFICANT ACCOUNTING POLICIES
     A.	The Plan's common stock investment is stated at fair value.  Fair value is the quoted market price of Resources' or PP&L's common
stock.  Realized gains and losses 	from the sale of stock by the
Trustee are based on the average cost of common stock held at the time of sale.

     B.	Dividend income and dividend distributions to participants are recorded on dividend record dates.

     C.	Distributions of stock and cash to terminated participants not electing to defer distributions are recorded in the Plan year during which service is terminated. Otherwise such distributions are recorded as stock certificates are issued and cash is paid.

     D.	Distributions of stock and cash to active participants electing to withdraw eligible shares are recorded in the Plan year in which elections are received.

     E.	As of December 31, 1995, net assets available for benefits did not include any benefits due to participants who have withdrawn from participation in the Plan. As of December 31, 1994, net assets available for benefits included benefits of $625,683 due to participants who have withdrawn from participation in the Plan.




3.	ADMINISTRATION
	The Plan is administered by an Employee Benefit Plan Board (Board), composed of certain PP&L officers, appointed by the Board of Directors of PP&L. The Board of Directors of PP&L had appointed the individual members of the Board as Trustees of the Plan. In October 1995, the Board resigned as trustees of the Plan in favor of Mellon Bank.

	Expenses incurred in the administration of the Plan are paid by PP&L and the facilities of PP&L are used by the Plan at no charge.

4.	TAX STATUS
	In 1995, the Internal Revenue Service (IRS) issued a determination letter that the Plan, as amended through November 1, 1995, continues to be qualified under Section 401(a) of the Internal Revenue Code as a stock bonus plan and constitutes an employee stock ownership plan under Section 409A of the Internal Revenue Code.

	Under present Federal income tax laws and regulations, a qualified plan is not taxed on contributions received from Resources or participants, on dividend income, on realized gains from the sale of stock or on any unrealized appreciation of investments. A participant in a qualified plan is not subject to Federal income tax on amounts contributed by Resources until that participant receives a distribution from the plan.


5.	UNREALIZED APPRECIATION/(DEPRECIATION) OF INVESTMENT

	The unrealized appreciation/(depreciation) of the investment in Resources' common stock is as follows:

	                             1995            1994

	Balance at beginning
	  of year                 $17,717,941     $62,788,900
	Change for the year        33,327,591     (45,070,959)

	Balance at end of
	  year                    $51,045,532     $17,717,941

PENNSYLVANIA POWER & LIGHT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

  Identity of Issue,
   Borrower, Lessor,                                           Current
   or Similar Party         Description of Investment           Value           Cost
PP&L Resources, Inc.    Common Stock - $0.01 par value       $146,285,700    $95,240,168





































PENNSYLVANIA POWER & LIGHT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995

SERIES OF TRANSACTIONS, INVOLVING SECURITIES OF THE SAME ISSUE, IN EXCESS OF 5% OF THE CURRENT
VALUE OF NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE PLAN YEAR

                                                                                           CURRENT
                                                                                           VALUE OF
       IDENTITY OF                                   TOTAL        TOTAL                    ASSET ON      NET
          PARTY                                     PURCHASE     SELLING      COST OF    TRANSACTION     GAIN
        INVOLVED           DESCRIPTION OF ASSET      PRICE        PRICE        ASSET         DATE       (LOSS)
The Employee Benefit      Pennsylvania Power &
Plan Board of                Light Co. and PP&L
Pennsylvania Power &         Resources, Inc.
Light Company, as            Common Stock:
Administrator for the     Purchase of 272,670
Pa Power & Light            shares                 $6,706,046                             $6,706,046
Company Employee Stock
Ownership Plan            Sale of 153,593 shares                $3,282,871   $2,918,267   $3,282,871  $364,604












                          SIGNATURE


	Pursuant to the requirements of the Securities Exchange
Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       Pennsylvania Power & Light Company
                       Employee Stock Ownership Plan




                       By:   (Signed) John M. Chappelear
                                   John M. Chappelear
                       Chairman, Employee Benefit Plan Board
                         Pennsylvania Power & Light Company




Dated:  June 28, 1996